Filed pursuant to 424(b)(3)

Registration No. 333-184126

INDUSTRIAL PROPERTY TRUST INC.

SUPPLEMENT NO. 11 DATED MARCH 31, 2014

TO THE PROSPECTUS DATED AUGUST 14, 2013

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Industrial Property Trust Inc., dated August 14, 2013 (the “Prospectus”), as supplemented by Supplement No. 10, dated March 13, 2014. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is as follows:

A. To provide an update to the section of the Prospectus titled “Risk Factors”

B. To provide an update to the section of the Prospectus titled “Description of Capital Stock”

C. To provide an update to the section of the Prospectus titled “ERISA Considerations—Annual Valuation”

A. Update to the Section of the Prospectus Titled “Risk Factors”

The following updates and replaces the third risk factor on page 24 of the Prospectus:

We may use the most recent price paid to acquire a share in this offering as the estimated value of our shares until we are required to disclose an estimated per share value of our common stock. We may determine to disclose an estimated per share value of our common stock prior to or following the conclusion of this offering and the purchase price stockholders pay for shares of our common stock in this offering may be higher than such estimated per share value. The estimated per share value may not be an accurate reflection of the fair market value of our assets and liabilities and likely will not represent the amount of net proceeds that would result if we were liquidated or dissolved.

To assist the Financial Industry Regulatory Authority, or FINRA, members and their associated persons that have participated in our public offering pursuant to FINRA Rule 2310, we disclose in each annual report distributed to stockholders a per share estimated value of our shares, the method by which it was developed, and the date of the data used to develop the estimated value. For these purposes, the estimated value of our common stock was deemed to be $10.00 per share as of December 31, 2013. The basis for this valuation is the fact that this was the most recent primary share offering price in this offering to third-party investors through arms-length transactions. We presently expect to continue to use the most recent primary share offering price as the estimated per share value. We also presently expect to disclose an estimated per share value of our common stock based upon a valuation determined by an independent valuation firm no later than November 14, 2015. FINRA has filed a proposed amendment to NASD Rule 2340, which sets forth the obligations of FINRA members to provide per share values in customer account statements, and the rule filing is currently pending. Although we are uncertain as to when the final rule will be adopted by FINRA and what the requirements of the rule will be, if the rule is adopted by FINRA as presently proposed, we may determine to disclose an estimated per share value of our common stock based upon a valuation determined by an independent valuation firm earlier than presently anticipated. In connection with the disclosure of a new estimated per share value of our common stock, our board of directors may determine to modify the offering price of our shares, if we are engaged in an offering at that time and the purchase price stockholders pay for shares of our common stock may be higher than such estimated per share value. Further, if the pending amendment to NASD Rule 2340 is adopted by FINRA as presently proposed, and the amendment takes effect prior to the conclusion of this offering and we have not yet disclosed an estimated per share value of our common stock, then our stockholders’ customer account statements will include a value per share that is less than the offering price for shares of our common stock in this offering, because the pending amendment would require the “value” on the customer account statement to be equal to the offering price less up-front underwriting compensation, organization and offering expenses and the amount of cumulative distributions paid from sources other than cash flows from operating activities.

Although the estimated per share value of $10.00 represents the most recent price at which most investors were willing to purchase shares in this offering, it is likely to differ from the price that a stockholder would receive upon a resale of its shares or upon our liquidation because: (i) there is no public trading market for the shares at this time; (ii) the $10.00 primary offering price involves the payment of underwriting compensation and other directed selling efforts, which payments and efforts are likely to produce a higher sale price than could otherwise be obtained; (iii) the estimated value does not reflect, and is not derived from, the fair market value of our assets because the amount of proceeds available for investment from our primary public offering is net of selling commissions, dealer manager fees, other organization and offering costs and acquisition and origination fees and expenses; (iv) the estimated value does not take into account how market fluctuations affect the value of our investments, including how disruptions in the financial and real estate markets may affect the values of our investments; and (v) the estimated value does not take into account how developments related to individual assets may have increased or decreased the value of our portfolio.

Any estimated per share value that we disclose in the future may not be an accurate reflection of the fair value of our assets and liabilities in accordance with GAAP, may not reflect the price at which we would be able to sell all or substantially all of our assets or the outstanding shares of our common stock in an arm’s length transaction, may not represent the value that our stockholders could realize upon a sale of the Company or upon the liquidation of our assets and settlement of our liabilities, and may not be indicative of the price at which shares of our common stock would trade if they were listed on a national securities exchange. In addition, any estimated per share value that we disclose in the future may not be the equivalent of the disclosure of a market price by an open-ended real estate fund.

See “Description of Capital Stock—Valuation Policy” for a description of our policy with respect to valuations of our common stock. Currently there are no SEC, FINRA, federal or state rules that establish requirements concerning the methodologies to employ in determining an estimated per share value. Any methodologies used to determine the estimated per share value of our common stock may be based upon assumptions, estimates and judgments that may not be accurate or complete, such that, if different property-specific and general real estate and capital market assumptions, estimates and judgments were used, it could result in an estimated value per share that is significantly different.

B. Update to the Section of the Prospectus Titled “Description of Capital Stock”

The following is added as a new subsection of the section of the Prospectus titled “Description of Capital Stock” on page 138, immediately prior to the subsection captioned, “Liquidity Events”:

Valuation Policy

Our board of directors has adopted a valuation policy, pursuant to which we will provide an estimated per share net asset value, or estimated per share NAV, of shares of our common stock consistent with FINRA requirements and will disclose such estimated per share NAV, as applicable, in our Annual Reports on Form 10-K, our Quarterly Reports on Form 10-Q and/or in our Current Reports on Form 8-K as well as in our annual reports to our stockholders. If we have an ongoing public offering at the time of such disclosure, we will also include the disclosure in the prospectus for the offering. Our board of directors will appoint the Audit Committee or another committee comprised of a majority of our independent directors, which we refer to herein as the Valuation Committee, to be responsible for the oversight of the valuation process, subject to the final approval of our board of directors. At a minimum, the estimated per share NAV will be based on the fair value of our assets less liabilities under market conditions existing as of the date of the valuation.

We presently expect to disclose an estimated per share NAV of our common stock based upon a valuation determined by an independent valuation firm, which we refer to herein as an independent valuation, no later than November 14, 2015, although we may determine or be required to make such a disclosure earlier than presently anticipated due to regulatory or other requirements. Subject to the approval of the Valuation Committee and our board of directors, we will engage one or more independent third-party firms, which we refer to herein as independent valuation firms, for purposes of the independent valuation. The engagement of an independent valuation firm will be our sole responsibility and we will have the sole discretion to select the independent valuation firm to perform the independent valuation. The disclosure date of the estimated per share NAV of our common stock based on an independent valuation will be no more than 45 days after the date as of which the independent valuation is determined. Subsequent to the initial independent valuation, we will have an independent valuation firm perform an independent valuation no less frequently than every other year.

As part of each independent valuation performed, the independent valuation firm will obtain a new appraisal, utilizing recognized industry standards prescribed by the Uniform Standards of Professional Appraisal Practice or the similar industry standard for the country where the property appraisal is conducted, of each of the real estate properties we own and will assign a discrete value for each property. All appraisals will be conducted by appraisers possessing a Member Appraisal Institute designation or similar designation or, for international appraisals, by a public certified expert for real estate valuations, qualified to perform and oversee the appraisal work of the scope and nature required. All appraisals will be conducted on the basis of the discounted cash flow approach, the income capitalization approach, the sales comparison approach, and/or the cost approach, using whichever approaches and timing assumptions as are deemed the most appropriate by the independent valuation firm based on the highest and best use of the properties being appraised, which method(s) will be disclosed when we disclose the estimated per share NAV in our filings with the SEC and in our annual reports to stockholders.

In each year between required independent valuations, our board of directors, in its sole discretion, will either engage an independent valuation firm to conduct an independent valuation in accordance with the procedures set forth above or provide its own valuation, which will be reviewed and confirmed by an independent valuation firm, which we refer to herein as an interim valuation. If our board of directors determines to obtain an interim valuation in the year between required independent valuations, then the role of the independent valuation firm with respect to the interim valuation will include a review and confirmation of each of the following items:

•	the reasonableness of the valuation process and methodology and conformity with real estate industry standards and practices relating to valuations;

•	the reasonableness of the assumptions and data used in connection with the valuation of each real estate investment, including but not limited to rental rates, tenant improvements and concessions, lease renewal and option exercise probabilities, revenue and expense growth rates, going-in and residual capitalization rates, discount rates, and other assumptions and data deemed material to the valuation; and

•	the reasonableness of the final real estate investment valuation determined by our board of directors.

For both independent and interim valuations, we will obtain from the independent valuation firm a written report, which will set forth a summary analysis of the independent valuation firm’s processes and methodologies undertaken in the valuation, a description of the scope of the reviews performed and any limitations thereto, the data and assumptions used for the review, the applicable industry standards used for the valuation, any other matters related to the valuation analysis and a conclusion as to a reasonable range of NAV and an estimated per share NAV. Our board of directors will be solely responsible for the final determination of NAV and an estimated per share NAV. To the extent the valuation provided by the independent valuation firm is different from the valuation determined by our board of directors and disclosed by us, we will provide an explanation in our filings with the SEC and in our annual reports to stockholders.

When we disclose an estimated per share NAV in our filings with the SEC and in our annual reports to stockholders, we will include narrative disclosure that complies with all applicable SEC, FINRA or other regulatory requirements and provides the reader with a narrative description of how the value was determined, including the methodologies employed. In addition, if subsequent to the date as of which the valuation is determined we have knowledge of a material impairment or appreciation, or a material other-than-temporary change in the value of any real property or real estate-related asset, which would result in a material change in the NAV or estimated per share NAV, then we will consider such change prior to the disclosure of an estimated per share NAV in our filings with the SEC and in our annual reports to stockholders. In no event will we engage in a follow-on offering or any subsequent offering of non-listed securities without first obtaining and disclosing an independent valuation as described herein. For a description of the risks associated with the determination of and reliance on an estimated per share NAV of our common stock, see “Risk Factors—Risks Related to Investing in This Offering—We may use the most recent price paid to acquire a share in this offering as the estimated value of our shares until we are required to disclose an estimated per share value of our common stock. We may determine to disclose an estimated per share value of our common stock prior to or following the conclusion of this offering and the purchase price stockholders pay for shares of our common stock in this offering may be higher than such estimated per share value. The estimated per share value may not be an accurate reflection of the fair market value of our assets and liabilities and likely will not represent the amount of net proceeds that would result if we were liquidated or dissolved.”

C. Update to the Section of the Prospectus Titled “ERISA Considerations — Annual Valuation”

The third paragraph under the caption “Annual Valuation” that begins on page 174 of the prospectus is hereby updated and replaced with the following:

For so long as we are offering shares of our common stock in this primary share offering or a subsequent offering of primary shares, we presently expect to continue to use the most recent primary offering price as the estimated per share value for purposes of such reports to fiduciaries. In addition, if we are no longer offering primary shares, we presently expect to continue to use the most recent primary offering price as the estimated per share value for purposes of such reports until we disclose an estimated per share value of our common stock based upon a valuation that is determined as of a date after the termination of our most recent primary offering. We presently expect to disclose an estimated per share value of our common stock based upon a valuation determined by an independent valuation firm, which we refer to herein as an independent valuation, no later than November 14, 2015. FINRA has filed a proposed amendment to NASD Rule 2340, which sets forth the obligations of FINRA members to provide per share values in customer account statements, and the rule filing is currently pending. Although we are uncertain as to when the final rule will be adopted by FINRA and what the requirements of the rule will be, if the rule is adopted by FINRA as presently proposed, we may determine to disclose an estimated per share value of our common stock based upon an independent valuation earlier than presently anticipated. In connection with the disclosure of a new estimated per share value of our common stock, our board of directors may determine to modify the offering price of our shares, if we are engaged in an offering at that time and the purchase price stockholders pay for shares of our common stock may be higher than such estimated per share value. Further, if the pending amendment to NASD Rule 2340 is adopted by FINRA as presently proposed, and the amendment takes effect prior to the conclusion of this offering and we have not yet disclosed an estimated per share value of our common stock, then our stockholders’ customer account statements will include a value per share that is less than the offering price for shares of our common stock in this offering, because the pending amendment would require the “value” on the customer account statement to be equal to the offering price less up-front underwriting compensation, organization and offering expenses and the amount of cumulative distributions paid from sources other than cash flows from operating activities. See “Description of Capital Stock—Valuation Policy” for a description of our policy with respect to valuations of our common stock.